Exhibit 99.1
The ordinary shares of Solarfun Power Holdings Co., Limited reported as beneficially owned by Cofra Holding AG in this Schedule 13G are beneficially owned, directly through Good Energies Investments Limited, which is a wholly-owned subsidiary of Cofra Holding AG.